Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

Secretariat

GPO Box 2719	Telephone (02) 9378-3546	J D Hatton
Sydney NSW 1155	Facsimile (02) 9378-3317	Company Secretary

8 March 2004

The Manager Company Announcements Platform Australian Stock Exchange 20 Bridge Street SYDNEY NSW 2000

Dear Sir

Commonwealth Bank of Australia
Interim Dividend Payment — 30 March 2004

On 30 March 2004, Commonwealth Bank of Australia will be paying its interim dividend for the half year ended 31 December 2003 of 79 cents per share, amounting to $996 million.

This dividend will be a 100% franked dividend with the imputed credit being at the rate of 30%.

The dividend will be paid to all Commonwealth Bank shareholders who were recorded on the register as at the record date of 20 February 2004.

Shares issued under the Dividend Reinvestment Plan will be issued at a price of $31.61.

Yours faithfully

J D Hatton